

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 4, 2009

Patrick J. Ward
Chief Financial Officer
Cummins, Inc.
500 Jackson Street, Box 3005
Columbus, Indiana 47202-3005

> **RE:** **Cummins, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 001-04949**

Dear Mr. Ward:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief